CytoSorbents Corporation

7 Deer Park Drive, Suite K

Monmouth Junction, New Jersey 08852

July 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Abby Adams

Re:	CytoSorbents Corporation
Registration Statement on Form S-3
Filed July 14, 2021
File No. 333-257910

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CytoSorbents Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on July 27, 2021, or as soon as practicable thereafter.

CYTOSORBENTS CORPORATION

By:	/s/ Dr. Phillip P. Chan
Name: Dr. Phillip P. Chan
Title: Chief Executive Officer